Kai Talarek
Chief Financial Officer

Fortitude Life Insurance & Annuity Company
10 Exchange Place
Jersey City, NJ 07302
Kai.Talarek@fortitude-re.com

August 22, 2024

VIA EDGAR

Mr. Marc Thomas and Mr. Robert Klein
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:     Fortitude Life Insurance & Annuity Company
Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 14, 2024
File No. 033-44202

Mr. Thomas and Mr. Klein:

On behalf of Fortitude Life Insurance & Annuity Company (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), and contained in the letter, dated July 25, 2024 (the “Comment Letter”).

We have set forth the Staff’s comment below along with the Company’s response.

Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Financial Statements
2. Significant Accounting Policies and Pronouncements
Effective ASUs as of December 31, 2023, page 61

1.	We note your disclosure that the adoption of ASU 2018-12 is not applicable due to your election to adopt the fair value option. Please tell us and revise your disclosures, in future filings, to further describe the targeted improvements of the standard and why it is not applicable. In your response, provide us with an explanation for each of the separate improvements, including the disclosure improvements such as ASC 944-80-50-2, contemplated in the standard and how you considered its applicability in your financial statements.

Response to Comment:

The Company acknowledges the Staff’s comment. In future filings, the Company confirms that it will include further description of the targeted improvements of the standard, and why the standard is not applicable, as requested. Provided below is the requested explanation of the separate improvements, and how we considered their applicability in our financial statements.

As described on page 54 of the Form 10-K, under Basis of Presentation, the Company applied “push-down” accounting following the acquisition of the Company by Fortitude Group Holdings, LLC on April 1, 2022. The application of push-down accounting, in accordance with Accounting Standards Codification (“ASC”) 805 Business Combinations, created a new basis of accounting for all assets and liabilities based on fair value at the date of acquisition. Pursuant to ASC 825 Financial Instruments, the application of push-down accounting provided the Company with the ability to elect the fair value option on several assets and liabilities as of the acquisition date. The Company elected the fair value option, as described on page 56 under Description of Significant Account Policies of the Form 10-K, on several of its assets and liabilities, including the insurance contracts purchased on the acquisition date of April 1, 2022.

The table below summarizes the targeted improvements under ASU 2018-12 and their applicability to our financial statements.

#	Summary of Targeted Improvement set out in ASU 2018-12	Rationale for targeted improvement not being applicable to the Company
1
Assumptions used to measure the liability for future policy benefits for traditional and limited-payment contracts
The amendments in this Update require an insurance entity to (1) review and, if there is a change, update the assumptions used to measure cash flows at least annually and (2) update the discount rate assumption at each reporting date. The provision for risk of adverse deviation and premium deficiency (or loss recognition) testing are eliminated.
The change in the liability estimate as a result of updating cash flow assumptions is required to be recognized in net income. The change in the liability estimate as a result of updating the discount rate assumption is required to be recognized in other comprehensive income.
The amendments require that an insurance entity discount expected future cash flows at an upper-medium grade (low-credit-risk) fixed-income instrument yield that maximizes the use of observable market inputs.
The Company is not party to any traditional or limited-payment long-duration contracts. Therefore, this targeted improvement is not applicable to the Company.

2
Measurement of market risk benefits (“MRBs”)
The amendments require that an insurance entity measure all market risk benefits associated with deposit (or account balance) contracts at fair value.
The portion of any change in fair value attributable to a change in the instrument specific credit risk is required to be recognized in other comprehensive income.
Due to the election of the fair value option the Company does not report any MRBs on its balance sheet. Therefore, this targeted improvement is not applicable to the Company.
3
Amortization of deferred acquisition costs
The amendments simplify the amortization of deferred acquisition costs and other balances amortized in proportion to premiums, gross profits, or gross margins and require that those balances be amortized on a constant level basis over the expected term of the related contracts.
Deferred acquisition costs are required to be written off for unexpected contract terminations but are not subject to an impairment test.
The Company does not report any deferred acquisition costs or other balances amortized in proportion to premiums, gross profits, or gross margin on its balance sheet. Therefore, this targeted improvement is not applicable to the Company.
4
The amendments require that an insurance entity provide disaggregated roll forwards of beginning to ending balances of the following:
1.Liability for future policy benefits,
2.Policyholder account balances,
3.Market risk benefits,
4.Deferred acquisition costs, and
5.Separate account liabilities.
Entities should also disclose information about significant inputs, judgments, assumptions, and methods used in measurement, including changes in those inputs, judgments, and assumptions, and the effect of those changes in measurement.

The expanded quantitative disaggregated roll forward disclosures for items 1. through 4. in the column to the left are not applicable as the Company does not report a liability for future policy benefits, policyholder account balances, market risk benefits or deferred acquisition cost balances on its balance sheet.

The Company reports separate account assets and liabilities in its balance sheet, and within future quarterly and annual filings, will include the disaggregated asset disclosure required by ASC 944-80-55-17 and the disaggregated liability roll forward required by ASC 944-80-50-2 as proposed in the Appendix.

Should you require any additional information or wish to discuss any of our responses, please contact Kai Talarek at (201) 575-4434.

Sincerely,

/s/ Kai Talarek

Chief Financial Officer (Effective through August 19, 2024, as disclosed in Item 5. Other Information, in the Company’s 2nd quarter 2024 10Q filed on August 9, 2024.)

APPENDIX

Proposed Disclosure Enhancement No. 1: Separate Account Liabilities, at fair value, disaggregated roll-forward and Separate Account Assets, at fair value, by major investment asset category

Separate Account Liabilities, at fair value

The balances of and changes in separate account liabilities, at fair value, as of and for the periods indicated were as follows:

(In millions)	Nine months ended September 30, 2024
	Retained Business	Ceded Business	Total
Balance, beginning of period
Deposits
Investment performance
Policy charges
Surrenders and withdrawals
Benefit payments
Net transfers (to) from general account
Other
Balance, end of period

Cash surrender value
Separate Account Assets, at fair value

The aggregate fair value of assets, by major investment asset category, supporting separate accounts is as follows:

(In millions)
	September 30, 2024	December 31, 2023
Asset Type
Mutual Funds:
Equity
Fixed Income
Other
Total

Proposed Disclosure Enhancement No. 2: Increased Qualitative Disclosure on Applicability of ASC 944 to the Company

Enhancements to Note 4 are shown below:

The election of the fair value option on our insurance contracts means that the Company does not separately disclose any information about Liabilities for Future Policyholder Benefits, Market Risk Benefits or Deferred Acquisition Costs on our balance sheet as described in ASC 944.